THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                  March 8, 2006

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Tank Sports, Inc.
    Registration Statement on Form SB-2
    File No.  333-129910
    Filed February 9, 2006

Dear Mr. Owings:

We are writing in response to your comment letter dated February 28, 2006 in connection with the above-referenced filing.

General
-------

Comment #1: We note your response to prior comment 17 in which we requested that you file your agreements with contract manufacturers as exhibits to the registration statement. In your response, you indicated that these arrangements are governed by purchase orders and not by contracts. However, it is clear the purchase orders are material to the business. Accordingly, in the Business section you should include a summary of the terms of the purchase orders and business arrangements relating to manufacturing your products.

Response: In the third paragraph of the subsection entitled "Current Business Operations" we have included terms of the standard format purchase order used by the company when placing its product orders.

Comment #2: We note your response to prior comment 27 and your description of the Steady Star loan, which matured in April of 2002. In this section, you should disclose the current state of the loan as it appears that it has been extended. Please describe the maturity terms in this section.

Response: We have revised and clarified this disclosure to disclose that the loan had been paid in full as of July 21, 2002.

Comment #3: We note that your fiscal year ends in the next few days. When you file your next amendment, you will need to provide executive compensation information in the table for 2006.

Response: We have included compensation information for fiscal 2005 ended February 28,2006 in the Executive Compensation Table.



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Financial Statements
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Notes to Financial Statements
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Note 2. Summary of Significant Accounting Policies, page 46
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Comment #4: Please refer to prior comment 32. Please remove the previously noted
contradiction from your revenue recognition accounting policy and include the basis for the title transfer as described in your response to comment 34. This disclosure should be consistent with your proposed new disclosure in critical accounting policies.

Response: Noted. We have removed the previously noted contradiction from our revenue recognition accounting policy and include the basis for the title transfer as described in our response to prior comment 34.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s /William D. O'Neal
--------------------
/s/ William D. O'Neal

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